March 16, 2009

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 12, 2008
Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2008
Filed January 5, 2009
Form 10-Q for Quarterly Period Ended December 31, 2008
Filed February 9, 2009
File No. 001-32898

Dear Mr. James:

           On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on March 4, 2009, providing the Staff’s comments with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2008 filed with the Commission on December 12, 2008 (the “10-K”), Amendment No. 1 to the 10-K, and the Form 10-Q for the quarterly period ended December 31, 2008 (the “10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company.  References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 6.  Selected Financial Data, page 49

1.
We note that you bracketed the amounts related to cash used in operating activities but not cash used in investing activities. In future filings to prevent confusion about the nature of the amounts, please be consistent in the manner of presenting the amounts throughout the document. For example, when you present cash used in investing activities please place brackets around the amounts to properly identify the items as a reduction of cash.

RESPONSE:

We note your comment and will revise future filings accordingly.

Martin James
March 16, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

2.
We note from page 55 that you had no sales of high-power lithium phosphate cells in fiscal 2008 compared to sales of $20.6 million and $18.5 million in fiscal 2007 and 2006, respectively. Your disclosure on page 59 states that you are actively seeking new markets for high-power lithium ion. Given your disclosure on page 43 showing that you have completed and are constructing facilities in Tianjin for high-power lithium phosphate, please tell us and disclose in future filings the primary reasons for the significant continuing investments in these facilities. Tell us whether or not you have assessed these facilities for impairment and discuss your conclusions.

RESPONSE:

In response to your first request: We note your comment and will revise future filings accordingly.  As reflected by our disclosures in the 10-K, the primary reasons for our continuing investments in these facilities are to realize the benefits of our prior investment, to position the Company to capitalize on our knowledge of and experience with established markets for lithium-phosphate technology, such as electric bicycles, cordless power tools and mining lamps, and to penetrate emerging consuming markets for this technology, such as light electric vehicles and hybrid electric vehicles. The first shipment of its lithium-phosphate cells will be used in electric bicycles, cordless power tools and mining lamps. As disclosed on page 5 of the 10-K, we expect interest in light electric vehicles and hybrid electric vehicles to increase demand for our rechargeable lithium-based batteries substantially. As disclosed on page 9 of the 10-K, we have been engaged in the research and development of lithium-phosphate cells specifically for use in light electric vehicles and hybrid electric vehicles.  As indicated above, our Tianjin facility is the nexus for all such research and development.

In response to your second request: The design, density, and, in some cases, the end-use applications of the lithium-phosphate battery cells that we produce at our Tianjin facility are substantially different from cells previously produced at our Shenzhen facility, even though both facilities use or used the same primary material (lithium phosphate). We performed an impairment review on our Tianjin facilities. Based on our impairment review, the carrying amount of these facilities exceeded their estimated undiscounted future cash flows, and therefore we concluded that impairment was not necessary.

Item 9A. Controls and Procedures, page 75

3.
You disclose that you evaluated the effectiveness of your disclosure controls and procedures, in accordance with Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Please note that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e) while the evaluation of your disclosure controls and procedures should be based on the evaluation required by paragraph (b) of Rules 13a-15 or 15d-15.

Martin James
March 16, 2009

RESPONSE:

We note your comment and will revise future filings accordingly.

Amendment No. 1 to Form 10-K

Exhibits 31.1 and 31.2

4.
In future filings, including any amendments, please ensure that the certification required by Exchange Act Rule 13a-14(a) is consistent with the required wording of Item 601(b)(31) of Regulation S-K. For example, we note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual.

RESPONSE:

We note your comment and will revise future filings accordingly.

Form 10-Q for the Quarterly Period Ended December 31 , 2008

Condensed Interim Consolidated Statements of Cash Flows, page F-5

5.	Please tell us the nature of the item for the recovery of obsolete inventories. Tell us the accounts that were debited and credited related to this item.

RESPONSE:

In response to your first request: During the quarter ended December 31, 2008, inventories, of which provision for obsolete inventories of US$1,068,742 was previously provided for, was sold and provision of obsolete inventories of US$518,608 was provided for as of December 31, 2008. As a result, a net recovery was shown on the Condensed Interim Consolidated Statements of Cash Flows.

In response to your second request: Provision for obsolete inventories in the balance sheet was debited, while cost of revenues, in which recovery of provision for obsolete inventories was included, was credited.

*  *  *  *

Martin James
March 16, 2009

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano, Jr., Esq. at (202) 663-8233 or Joseph J. Kaufman, Esq. at (202) 663-8348, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely, CHINA BAK BATTERY, INC. By: /s/ Tony Shen Tony Shen Chief Financial Officer